Mail Stop 0308
							September 9, 2004


John Sterling
Vice President and General Counsel
Pillowtex Corporation
4111 Mint Way
Dallas, TX  75237


RE:	Pillowtex Corporation
	Change in Independent Accountant`s
            File No. 0-49835

Dear Mr. Sterling:

We have the following comments with regard to an SECPS letter received from KMPG LLP. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. In a letter dated August 16, 2004, KPMG LLP advised us that the client-auditor relationship between them and you had ceased. You are required to file an Item 4 Form 8-K reporting this event. Our records do not indicate that you have done so. Please see Item 304 of Regulation S-K and provide the disclosures required by that Rule and Form 8-K.
2. Since the Form 8-K was due within 5 business days of the event,
please file the Form 8-K immediately.   In order for you to file the
former accountants` letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. If the former accountants` confirming letter cannot be filed with the original Form 8-K, it should be filed by amendment, as Exhibit 16, within two business days of receipt but no later than ten business days after filing the Form 8-K.

Any questions regarding the above should be directed to me at (202) 942-1809, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,


							Robert Burnett
						            Staff Accountant